UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One) [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K

                   [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended: SEPTEMBER 30, 2003

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:____________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:                    Third Millennium Industries, Inc.

Former Name if Applicable:                  N/A

Address of Principal Executive Office

Street and Number:                          4933 East Highway 60
City, State and Zip Code:                   Rogersville, MO 65742

SEC FILE NUMBER: 000-49722

CUSIP NUMBER:  884158 10 6

                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K,
                  Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  RULE 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30,2003 by the prescribed due date due to unexpected delays in the consolidation of the financial statements of the Company and its subsidiaries and the resulting inability of the Registrant's accountant to complete its review of the Registrant's financial statements, and allow the Company to complete the report, by the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Dennis K. DePriest      (417)              890-6566
         ----------------------   ---------        ----------------
                (Name)           (Area Code)      (Telephone Number)

(2)      Have all other periodic reports required under Section
         13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).  [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is difficult to compare the results of operations for the quarter ending September 30, 2003 to the corresponding period of the last fiscal year due to the Registrant's acquisition of Third Millennium Industries, Inc. ("TMI") and its subsidiaries in a reverse merger transaction in August 2003. The Registrant conducted limited activities during the fiscal quarter ended September 30, 2002, and generated no revenues. As a result of the Registrant's acquisition of TMI, the Registrant's results of operations for the fiscal quarter ended September 30, 2003 will consist of the results of operations of TMI and its subsidiaries.

                        Third Millennium Industries, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 13, 2003                  By:   /s/ Dennis K. DePriest
                                             -----------------------------------
                                         Name:  Dennis K. DePriest
                                         Title: President and
                                                Chief Executive Officer